UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2007
Commission File No. 0-30148

PHOTOCHANNEL NETWORKS INC.
(Translation of registrant's name into English)

590 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

PhotoChannel Networks Inc.
Amended Interim Financial Statements for the period ended March 31, 2007

The Issuer’s auditors have reviewed the preparation of these financial statements.

PhotoChannel Networks Inc.
Consolidated Balance Sheets
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	March 31, 2007	September 30, 2006

Assets

Current assets
Cash and cash equivalents	$3,246,134	$2,022,015
Cash held in trust	17,456,517	-
Accounts receivable	754,913	1,311,867
Inventory	76,181	80,190
Prepaid expenses	147,111	76,286

	21,680,856	3,490,358

Capital assets	1,613,227	1,235,789

Deferred charges	379,316	157,157
	$23,673,399	$4,883,304

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$2,443,349	$1,221,948
Deferred revenue - current portion	182,311	179,647
	$2,625,660	$1,401,595

Deferred revenue - long-term portion	22,184	46,947
	2,647,844	1,448,542

Shareholders’ Deficiency
Capital stock	$62,313,946	$49,115,790
Contributed surplus	10,279,214	9,958,544
Warrants	5,165,016	338,314
Deficit	(56,732,621)	(55,977,886)
	21,025,555	3,434,762
	$23,673,399	$4,883,304

Approved by the Board of Directors

“Peter Fitzgerald”	Director	“Cory Kent”	Director

The accompanying notes are an integral part of these financial statements.

PhotoChannel Networks Inc.
Consolidated Statements of Loss and Deficit
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
	March 31, 2007	March31, 2006	March 31, 2007	March31, 2006

Revenue	$1,317,923	$831,145	$2,839,185	$1,373,859

Expenses
General and administration	547,160	378,371	937,574	700,753
Sales and marketing	218,355	196,549	368,776	352,056
Network delivery	441,588	411,202	771,908	616,284
Research and development	730,196	578,593	1,324,726	974,252
Amortization	122,730	79,289	232,697	156,377

	2,060,029	1,644,004	3,635,681	2,799,722

Net loss from operations	(742,106)	(812,859)	(796,496)	(1,425,863)

Other Income (loss)
Foreign exchange gain (loss)	(1,407)	(5,103)	(1,979)	(8,618)
Interest and miscellaneous income	25,969	12,067	43,740	13,220
	24,562	6,964	41,761	4,602

Net loss for the period	(717,544)	(805,895)	(754,735)	(1,421,261)

Deficit - beginning of period	(56,015,077)	(53,960,951)	(55,977,886)	(53,345,585)

Deficit - end of period	$(56,732,621)	$(54,766,846)	$(56,732,621)	$(54,766,846)

(Loss) Gain per share attributable to common shareholders	$(0.03)	$(0.04)	$(0.03)	$(0.07)

Weighted average number of common shares outstanding	25,414,566	19,809,772	25,414,566	19,809,772

The accompanying notes are an integral part of these financial statements.

PhotoChannel Networks Inc.
Consolidated Statements of Cash Flows
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2006

Cash flows from operating activities
Net (loss) gain for the period	$(717,544)	$(805,895)	$(754,735)	$(1,421,261)
Items not affecting cash
Amortization	122,730	79,289	232,697	156,377
Stock-based compensation expense	201,186	45,533	320,669	45,533
	(393,628)	(681,073)	(201,369)	(1,219,351)
Net change in non-cash working capital items	1,455,292	443,611	1,467,281	90,309
	1,061,664	(237,462)	1,265,912	(1,129,042)

Cash flows from investing activities
(Purchase) Disposal of property, plant and equipment	(170,223)	(28,330)	(610,135)	(296,995)
	(170,223)	(28,330)	(610,135)	(296,995)

Cash flows from financing activities
Decrease (increase) in cash held in trust	(17,456,517)	-	(17,456,517)	-
Issuance of common shares and warrants - net proceeds	16,185,674	-	16,185,674	1,533,000
Issuance of common shares on exercise of warrants and options	321,689	-	1,839,185	-
	(949,154)	-	568,342	1,533,000

Increase (decrease) in cash and cash equivalents	(57,713)	(265,792)	1,224,119	106,963
Cash and cash equivalents - beginning of period	3,303,847	560,073	2,022,015	187,318
Cash and cash equivalents - end of period	$3,246,134	$294,281	$3,246,134	$294,281

The accompanying notes are an integral part of these financial statements.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

1.	Summary of significant accounting policies

General

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, using the same accounting policies as outlined in Note 2 to the most recent audited consolidated financial statements for the year ended September 30, 2006. These unaudited interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2006. Certain comparative figures in the unaudited interim consolidated financial statements have been reclassified to conform to the current period presentation.

In the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated earnings, and consolidated cash flows as at March 31, 2007 and for all periods presented, have been made. The earnings for the six months ended March 31, 2007 are not necessarily indicative of the earnings for the full year ending September 30, 2007. All amounts herein are expressed in Canadian dollars unless otherwise noted.

All material inter-company balances and transactions are eliminated upon consolidation.

Nature of operations and going concern

The Company may have capital requirements in excess of its currently available resources. The Company may be dependent upon the proceeds of future financings to further finance the development and implementation of its business objectives. While these unaudited interim consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there may be conditions that cast doubt on the validity of this assumption. The Company’s ability to continue its operations may be dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs in an industry characterized by rapid technological change. There is no assurance that the Company will be successful in achieving any or all of these objectives in the foreseeable future.

Management is implementing a plan to address these uncertainties and to enable the Company to continue as a going concern through the end of fiscal year 2007 and beyond. This plan may include obtaining debt or equity financing in amounts sufficient to sustain operations, expanding the Company’s customer base, and increasing revenues from operations. However, there is only a limited operating history with the existing business model, and there is no assurance that the necessary financing can be obtained or on what terms it may be obtained, if required. The accompanying financial statements do not include any adjustments, which may be material, to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of this uncertainty.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

Research and development

Research costs are expensed in the period incurred. Where, in the opinion of management, the deferral criteria established under GAAP are satisfied in all material respects, development costs are capitalized and amortized over the estimated life of the related products. Otherwise, development costs are charged as an expense in the period incurred. To date, no development costs have been deferred.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization of property, plant and equipment is charged over the estimated useful lives of the assets at the following annual rates:

Computer equipment	30% straight-line
Software	33% - 100% straight-line
Furniture and office equipment	20% straight-line
Leasehold improvements	life of the lease

The Company assesses the carrying value of long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying value may not be recoverable from future undiscounted cash flows. An impairment loss equal to the difference in the asset carrying value and its fair value is recognized in the period in which the determination is made.

Leases

Leases in which a significant portion of the risk and rewards of ownership are retained by lessor are classified as operating leases. Payments made under operating leases are charged to the statement of operations and deficit on a straight-line basis over the term of the lease.

Deferred charges

During fiscal 2006, the Company entered into a contract with a customer which included the provision for a cash rebate of transactional revenues billed over a fixed period of time. This amount is presented as deferred charges and is being amortized on a straight-line basis over a 30-month period.

During the period, the Company entered into arrangements and incurred costs associated with the potential acquisition of Pixology plc and such cost have been recorded as deferred charges.

Revenue recognition

Revenue is earned from the provision of the PhotoChannel Network to electronically connect photo-finishing retailers to their customers through the Internet. Revenue received in advance from installation services for the set-up of a customer website is recorded as deferred revenue and is recognized into income over the estimated term of the customer relationship period. Revenue from monthly membership fees from photo-finishing retailers for the connection to the PhotoChannel Network is recognized as the service connection is provided. Revenue from commissions earned on transactions processed by the photo-finishing retailers, utilizing the PhotoChannel Network, is recognized at the time the digital image processing services are provided to the end customer. Revenue from archive fees from online image storage is recognized as the service is provided.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

Vendor consideration given to a customer

On October 1, 2005, the Company adopted Emerging Issues Committee Astract 156, “Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of a Vendor’s Products)” (EIC-156). In 2005 and 2006, the Company entered into sales agreement(s) with certain customer (s) where there are provisions for cash consideration if certain sales thresholds are met. Cash consideration offered by the Company to a customer is recorded as a reduction in sales revenue in the Company’s income statement.

EIC-156 was retroactively applied with no impact on prior year sales revenue.

Share issue costs

Direct costs associated with an issue of capital stock or special warrants are deducted from the related proceeds at the time of the issue.

Stock-based compensation plan

The Company has a stock option plan, which is described in note 6 to the most recent audited consolidated financial statements for the year ended September 30, 2006. Options issued are accounted for in accordance with the fair value method of accounting for stock-based compensation as defined in the provisions of CICA Handbook Section 3870 “Stock-Based Compensation and other Stock-Based Payments”. The cost of the options is charged to earnings with an offsetting amount recorded to contributed surplus based on an estimate of the fair value determined using the Black-Scholes option pricing mode. The section applies to certain awards outstanding on the date of adoption, being October 1, 2004 for the Company, and relates to all awards granted on or after October 1, 2002. As a result, the Company applied the recommendations with retroactive application and recorded an adjustment to opening deficit of $314,011 in the fiscal year of 2005. Previously, the Company disclosed the pro forma effect of employee stock-based compensation expense in the notes to the financial statements.

Financial instruments

Financial instruments are classified in accordance with the substance of the contractual arrangement. Financial liabilities, which are defined as any contractual obligation to deliver cash or another financial asset to another party, are classified as liabilities. Where a financial instrument contains both a debt and equity component, the instruments are presented at their component fair values at the time they were originally issued.

Net loss per share

Basic net earnings (loss) per share are computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted net earnings (loss) per share. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

Foreign currency transactions and translation

Monetary assets and liabilities of the Company denominated in foreign currencies are translated into Canadian dollars at the exchange rate prevailing at the balance sheet date. Revenue and expenses denominated in foreign currencies are translated at the exchange rate prevailing at the transaction date. Exchange differences are included in the statement of loss as they arise.

Use of estimates and measurement uncertainty

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and other reported amounts in the consolidated financial statements and the related notes. Significant estimates and assumptions are necessary in the determination of the recoverable amounts for property, plant and equipment and in the determination of the value ascribed to the components of stock-based transactions. Actual results may differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

Fair values

The fair values of cash and cash equivalents, cash held in trust, accounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts due to the near-term maturity of these instruments.

Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

Comparative amounts

Comparative amounts have been reclassified, when necessary, to conform to the presentation adopted in the current year.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

2.	Accounts receivable

	As at March 31, 2007	As at September 30, 2006

Trade accounts receivable	$754,913	$1,311,867
Total	$754,913	$1,311,867

3.	Capital stock, stock options and loans receivable

a) Capital stock

	Capital stock		Other capital accounts

	Number of Shares	Amount	Contributed surplus	Number of warrants	Amount	Deficit	Total shareholders’ equity (deficiency)
		$	$		$	$	$

Balance - September 30, 2006	26,048,359	49,115,790	9,958,544	2,225,000	338,314	(55,977,886)	3,434,762
Issuance of shares for cash from exercised options	202,430	288,165					288,165
Compensation expense for options vested	-	-	320,670	-	-	-	320,670
Private placement of 4,430,588 units	4,430,588	11,174,193	-	4,857,147	5,011,481	-	16,185,674
Shares issued on exercise of warrants	1,034,013	1,735,798	-	(1,034,013)	(184,779)	-	1,551,019
Adjustment on consolidation	893	-	-	-	-	-	-
Loss for the period	-	-	-	-	-	(754,735)	(754,735)

Balance March 31, 2007	31,716,283	62,313,946	10,279,214	6,048,134	5,165,016	(56,732,621)	21,025,555

(1)
On November 2, 2006, the Company implemented a consolidation of its common shares on a one-new-common-share-for-10-old-common-shares basis. This number has been adjusted to reflect the post consolidated amount at September 30, 2006 for comparison purposes.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

b)	Options

The Company has a stock option plan (the “Plan”) which is described in note 6 to the most recent audited consolidated financial statements for the year ended September 30, 2006. The Plan grants to directors and certain employees of the Company the option to common shares of the Company. The Plan allows for a maximum of 10% of the Company’s issued and outstanding common shares be reserved for issuance, less any previously outstanding options. As at March 31, 2007, the Company has reserved 3,171,628 common shares. The exercise price of each option is determined by the market price of the Company’s stock on the date of the grant and an options’ maximum term is five years. Options generally vest over eighteen (18) months. During the six months ended March 31, 2007, 745,000 options (2005 - nil) were granted to employees.

4.	Business segment information

The Company only reportable segment is the provision of digital image delivery, hosting, storage and financial reporting for photo-finishing retailers.

The Company’s sales by geographical area are as follows:

Revenue	Canada	US	Other

For the six months ended March 31, 2007	$2,178,666	$650,738	$9,781
For the six months ended March 31, 2006	$1,292,491	$80,961	$407

Revenue is attributable to the geographic location of the Company’s customer. As at March 31, 2007 and 2006, all of the Company’s property, plant and equipment were located in Canada.

5.	Revenue

	Six Months	Twelve Months
Description	March 31, 2007	September 30, 2006

Installation fees	$423,119	$1,239,930
Membership fees	467,642	751,408
Transaction commission fees	1,761,784	1,687,204
Archive fees	30,007	111,561
Professional fees	156,633	285,048
Total	$2,839,185	$4,075,151

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

6.	Expense details

March 31, 2007
General and administration
Accounting and legal	$84,267
Investor relations	16,788
Office and miscellaneous	148,456
Public company fees	48,346
Salaries	269,159
Consulting	151,924
Stock-based compensation expense	152,266
Interest	469
Rent	65,899
$937,574

Sales and marketing
Salaries	$163,589
Consulting	76,905
Printing, advertising and promotion	31,483
Travel and Miscellaneous	53,577
Stock-based compensation expense	43,222
$368,776

Network Delivery
Telecommunication costs	$117,494
Customer Service	190,362
Lab system installation	339,082
Other	121,051
Stock-based compensation expense	3,919
$771,908

Research and development
Salaries	$613,790
Consulting	493,757
Miscellaneous	95,917
Stock-based compensation expense	121,262
$1,324,726

7.	Reconciliation to accounting principles generally accepted in the United States of America

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“US GAAP”).

The reconciliation of the loss for the year based on Canadian GAAP to US GAAP is as follows:

The financial information set out below as at March 31, 2007 and for the six months ended March 31, 2006 is unaudited: however, such information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented.

(a)	The reconciliation of the loss for the period based on Canadian GAAP to US GAAP is as follows:

	March 31, 2007 (Unaudited) $	March 31, 2006 (Unaudited) $

Net loss for the period under Canadian GAAP	717,544	805,895
Compensation expense (i)	-	(19,266)

Net loss and comprehensive loss for the period under U.S. GAAP (ii)	717,544	786,629

Basic and fully diluted loss per share under U.S. GAAP	0.03	0.04

At March 31, 2007, 6,048,134 warrants (2006 - 850,000) and 2,027,733 options (2006 - 1,474,177) were outstanding and could potentially dilute basic earnings per share, but were excluded from the calculation of diluted shares as their effects would anti-dilutive.

(b)	The reconciliation of the balance sheet between Canadian GAAP and U.S. GAAP is as follows:

	2007 $	2006 $

Warrants liability (iii)
Canadian GAAP	-	-
U.S. GAAP	5,011,481	-

Goodwill (iv)
Canadian GAAP	-	-
U.S. GAAP	6,511,063	6,511,063

(c)	The reconciliation of shareholder’s equity between Canadian GAAP and U.S. GAAP is as follows:

	Capital stock $	Contributed surplus (i) $	Warrants $	Deficit (i), (iii) and (iv) $	Total shareholders equity $

Balance - March 31, 2006
Canadian GAAP	44,997,289	9,365,818	843,020	(54,766,846)	439,281
U.S. GAAP	44,889,129	11,723,819	843,020	(50,505,624)	6,950,344

Balance - March 31, 2007
Canadian GAAP	62,313,946	10,279,214	5,165,016	(56,732,621)	5,034,550
U.S. GAAP	62,205,786	12,637,215	153,535	(52,471,399)	11,545,613

(i)	Stock-based compensation

Under US GAAP, effective October 1, 2006, the Company adopted Financial Accounting Standards Board Statement (“FAS”) 123(R) “Share-Based Payment”, a revision to FAS 123 “Accounting for Stock-Based Compensation.” FAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period. Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.

Pursuant to the provisions of FAS 123(R), the Company applied the modified prospective transition method. Under this method, the fair value provisions of FAS 123(R) is applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after October 1, 2006. Measurement and attribution of compensation costs for unvested awards at October 1, 2006, granted prior to the adoption of FAS 123(R) are recognized based upon the provisions of FAS 123(R), after adjustment for estimated forfeitures as discussed below.

Since the Company did not previously estimate forfeitures in the calculation of employee compensation expense under their previous policy, upon adoption of FAS 123(R), the Company determined the cumulative effect of a change in accounting principle to reflect the estimated forfeitures for unvested stock options outstanding at September 30, 2006 was immaterial for adjustment..

At March 31, 2007, the total compensation cost related to non-vested awards not yet recognized was $678,805, which will be recognized over the remaining vesting period of 14 months.

Prior to FAS 123(R), the Company followed U.S. GAAP policy of FASB Statement No. 123 “Accounting for Stock-Based Compensation” (FAS 123), which are substantially harmonized with the Company’s existing Canadian GAAP recommendations. Therefore, there is no GAAP difference for stock-based compensation and awards granted in fiscal 2007 and 2006.

FAS 123 required the Company to provide pro forma information regarding net loss and loss per share as if compensation for the Company’s stock option plans had been determined in accordance with the fair value based method prescribed in SFAS 123.

The weighted average fair value of options granted during the second quarter of fiscal 2007 was $0.07 (2005 - $0.04) and was calculated using the Black-Scholes option pricing model following the same assumptions disclosed under Canadian GAAP. The effect of pro forma compensation expense on the Company’s loss and loss per share is as follows:

	2007 $	2006 $

Loss per U.S. GAAP	717,544	805,895
Stock-based compensation expense included in above	(201,186)	(45,533)
Stock-based compensation expense had the fair value method been applied to all awards	201,186	19,266

Pro forma loss	717,544	779,628

Pro forma basic and diluted loss per share	0.03	0.04

(ii)	Comprehensive loss

U.S. GAAP requires disclosure of comprehensive income (loss), which is intended to reflect all changes in equity except those resulting from contributions from owners. There are no material adjustments required to present comprehensive income (loss) for the purposes of these consolidated financial statements.

(iii)	Warrant Liability

Under US GAAP, the SEC determined that it is not possible to treat as equity, warrants whose exercise price currency denomination is different from the functional currency of the entity. The SEC generally views such instruments as derivative liabilities. Therefore the Company applied FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and allocated the fair value of warrants issued whose exercise price currency denomination is different that the Company’s functional currency as a liability, to be carried at fair value, with changes in fair value to be recorded in earnings. There was no change in fair value of these warrants for the period ended March 31, 2007 and no impact to earnings.

(iv)	Redemption of Limited Partnership units

As described in note 7 of the Company’s annual consolidated financial statements included in its Annual Report on Form 20-F, for Canadian GAAP purposes, the redemption of the Limited Partnership units was recorded as a charge to deficit. Under US GAAP, the Company applied SFAS No. 141, “Business Combinations”, and allocated the cost of issuing the common shares and share purchase warrants to goodwill, after first considering any allocation to tangible and intangible assets acquired. This resulted in an increase of $6,511,063 in goodwill and shareholders’ equity. Under U.S. GAAP, goodwill is subject to an annual impairment test. The Company applies SFAS No. 142, “Goodwill and other intangible assets”, in determining if there is any impairment in value. As at March 31, 2007, no impairment in value has been recorded to date.

(v)	Cash flow statement

The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided by International Accounting Standard (IAS) 7, and accordingly, the cash flow statements presented herein have not been reconciled to U.S. GAAP under the accommodation provided by the Securities and Exchange Commission of the United States (SEC).

(vi)	Accounts receivable

No allowance for doubtful accounts has been included in accounts receivable in second quarter of fiscal 2007 and 2006.

(vii)	Commitments:

During the second quarter of fiscal 2007, the Company incurred operating lease expenses of $29,709 (2006 - $19,517).

(viii)	Recent U.S. announcements

SFAS accounting changes and error corrections

SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principles effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect this statement to impact the financial statements.

SFAS 159 "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments and becomes effective for fiscal years beginning on or after November 15, 2007. The Company has not yet determined the impact of this statement.

Staff Accounting Bulletin (SAB) 108 expresses the view of Securities Exchange Commissions (SEC) staff on prior year misstatements and their effect in current year financial statements. The bulletin addresses how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement and is effective for years ending after November 15, 2006. The Company does not expect this bulletin to impact their financial statements.

FASB Interpretation 48: Accounting for uncertainty in income taxes

Prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Effective for fiscal years beginning after December 15, 2006. The Company is currently determining the impact, if any, of this interpretation.

Share-based payment

SFAS 123(R) supersedes APB 25 and related implementation guidance, and revises SFAS 123 in a number of areas. Under SFAS 123(R), all forms of share-based payment to employees result in compensation cost recognized in financial statements and pro forma disclosure will no longer be permitted with respect to employee stock options. SFAS 123(R) will become effective for the Company beginning on the Company’s 2007 fiscal year.

Staff Accounting Bulletin (SAB) 107 expresses views of SEC staff related to SFAS 123(R). In particular, this SAB provides guidance related to transactions with non-employees, transition from non-public to public entity status, valuation methods and assumptions, the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS 123(R) in an interim period, capitalization of compensation cost, accounting for income tax effects, modification of employee share options prior to adoption of SFAS 123(R), and disclosures in Management’s Discussion & Analysis. The Company is currently assessing the impact of FAS 123(R).

FAS 157: Fair value measurements

FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. These definitions would be applied effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently determining the impact of this statement.

(ix)	Recent Canadian GAAP announcements

CICA HB 1506: Accounting changes

The revision establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors, replacing former CICA 1506. These changes are effective for interim and annual financial statements relating to years beginning on or after January 1, 2007. The Company does not expect this revision to impact the financial statements.

CICA HB 1530: Other Comprehensive Income; 3855: Financial Instruments - Recognition and Measurement; and 3865: Hedging

In 2005, the CICA issued three new standards on accounting for financial instruments: Sections 1530, 3855, and 3865. These standards also triggered almost 100 pages of consequential amendments to other Handbook sections, including a new section on equity. The new requirements are effective for public companies for periods starting on or after October 1, 2006.

The new standards emphasize the use of fair value, rather than historical cost, as the basis for accounting for financial instruments. Fair value accounting is mandatory for certain instruments, such as equity investments in public companies and derivatives, and permissible for almost all others. In addition, the standards can affect how a company accounts for an instrument under the historical cost method. The Company has determined their will be minimal impact on financial statements beginning in fiscal 2007 and no impact on the current financial statements.

8.	Subsequent events

On April 25, 2007, the Company announced that it had reached an agreement with the board of directors of Pixology PLC (“Pixology”) on a recommended all cash offer by the Company for all of the issued and to be issued shares of Pixology (the “Offer”) for 40.0 pence per Pixology share (approximately Cdn$0.90 per Pixology share). Pixology had 20,273,840 ordinary shares issued and outstanding. The Offer values the existing issued share capital of Pixology at approximately £8.1 million (approximately Cdn$18,225,000). The Offer Price represents a premium of approximately: 55.3 per cent. to the closing price of 25.75 pence per Pixology Share on April 25, 2007, the last business day prior to the announcement of the Offer; and 19.4 percent to the closing price of 33.5 pence per Pixology Share on October 24, 2006, being the last business day prior to the commencement of the offer period. The Company will use its currently available cash reserves to complete the acquisition.

On April 2, 2007, the Company completed the second closing of its private placement of units. The second closing was for 165,000 units for proceeds of $561,000 (U.S.). In total, 4,430,588 units were issued as part of the private placement for total proceeds of $15,064,000 (U.S.). Each unit consisted of one common share of the company and one common share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share at a price of $4.00 (U.S.) per share for a period of two years from the closing of the private placement. The warrants include an acceleration provision pursuant to which, if the volume-weighted average price of the common shares over a period of 30 consecutive trading days exceeds $6.00 (U.S.) per share, the company will have the right to accelerate the expiry date of the warrants to a date which is 20 business days after the date the company provides written notice to the warrantholders. This right to accelerate the expiry of the warrants is only exercisable by the company if on the date of providing notice of the acceleration of the warrants and on the accelerated expiry date: (i) the warrants have been outstanding for at least four months; and (ii) the warrant shares are the subject of a valid registration statement under the Securities Act of 1933. The securities issued are subject to a four-month hold period in Canada, which expires on July 31, 2007. As the Company was in receipt of Share Purchase Agreements and cash related to the closing of this second tranche on March 30, 2007, its financial statements for the period ended March 31, 2007 have been presented in a manner which incorporates this closing.

Concurrently with entering into the Share Purchase Agreement with the investors, the Company also entered into a Registration Rights Agreement with the investors, whereby it agreed to file a preliminary final prospectus in Canada and a registration statement in the United States by May 30, 2007, and a final prospectus in Canada and a registration statement in the United States by July 28, 2007 to qualify the re-sale of the shares and shares underlying the warrants sold to the investors. The failure to file these documents within the stipulated deadlines would result in a payment of liquidated damages equal to 1% of the amount invested for each month the Company was late, to a maximum of 12%. The Company filed the preliminary prospectus and registration statement on May 29, 2007. The Company did not file the final prospectus and registration statement by July 28, 2007, and paid the investors an aggregate of US$150,699.99 in liquidated damages.

Amended Form 52-109F2 Certification of Interim Filings

I, Peter Fitzgerald, CEO, of PhotoChannel Networks Inc. certify that:

1.
I have reviewed the amended interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of PhotoChannel Networks Inc., (the issuer) for the interim period ending March 31, 2007;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  August 10, 2007

     ”Peter Fitzgerald”
Peter Fitzgerald
President & CEO

Amended Form 52-109F2 Certification of Interim Filings

I, Robert Chisholm, CFO, of PhotoChannel Networks Inc. certify that:

1.
I have reviewed the amended interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of PhotoChannel Networks Inc., (the issuer) for the interim period ending March 31, 2007;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  August 10, 2007

     ”Robert Chisholm”
Robert Chisholm
CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date: August 10, 2007

/s/ Robert Chisholm
CFO